LETTER OF INTENT

                                                                 October 1, 2006


John Saunders
Chief Executive Officer
Integrated Management Information, Inc.

Dear John:

This is to confirm our understanding regarding the retention of Pfeiffer High Investment Relations, Inc. (PHIR) as investor relations consultants for Integrated Management Information, Inc. (IMI). As investor relations consultants, PHIR will work, subject to your direction and that of other representatives of senior management, on investor relations activities for IMI.

For providing services, PHIR will be paid a monthly retainer fee of $4,000, payable on the first business day of each month. PHIR will also be reimbursed for all approved out-of-pocket expenses, including, but not limited to, travel, printing, postage, long distance, newswires and similar costs.

In addition, IMI will convey to John Pfeiffer and Geoff High for a purchase price of $40.00 a total of 400,000 warrants to purchase 400,000 shares of IMI common stock at an exercise price of $0.83 per warrant / share. Warrants allocated as follows: John Pheiffer, 315,000, Geoff High 85,000.

IMI will provide both Pfeiffer and High with individual warrant agreements within 30 days of execution of this agreement. All warrants will be immediately fully vested and irrevocable, have a four-year term, be assignable and have cashless exercise provisions as well as demand and piggyback registration rights. Additionally, IMI agrees to waive IMI requirements, if any, that would cause the warrants to be forfeited by Pheiffer and /or High prior to September 1, 2010, for any reason including, but not limited to, termination of this consulting agreement.

In addition to providing standard IR services, PHIR will be working to secure one or more funding sources with the objective of raising additional capital for IMI. Immediately upon the successful completion of any equity or debt financing by IMI which PHIR introduces, PHIR will be compensated at a rate of 2% of the total amount raised, payable 1% in cash and 1% in warrants. (Warrant examples: in a $5 million debt offering, 50,000 warrants exercisable at the closing price of the common stock on the day of offering closes). The terms of this paragraph will remain in force for a period of 18 months following the termination of this Letter of Agreement as long as the eventual funding source was dealing with IMI during the period when PHIR was engaged with IMI under this agreement.

In providing services, PHIR will use and rely upon information, representations, reports and/or data furnished by IMI. PHIR will have no responsibility to determine the accuracy of any such information. IMI agrees to defend, indemnify and hold harmless PHIR against all losses, claims, damages and/or liabilities that arise out of PHIR's reliance upon and authorized use of such information, representations, reports and/or data.

This agreement will commence October 1, 2006, and remain in force for six months, after which time it will continue on a month-to-month basis and may be terminated by either party upon 30 days written notice. If this agreement meets with your approval, please sign one copy and return to PHIR along with payment of $4,000 for the September 1 fee period. It is agreed that a fax copy of the final executed agreement will serve as an original.


PHIR:  By: /s/ John Pfeiffer     Integrated Management Information  By: /s/ John Saunders
John Pfeiffer, President         John Saunders, CEO